Exhibit 14.1

WebMD Corporation

Code of Business Conduct

As of April 28, 2004

To All WebMD Employees,

         The purpose of this revised Code of Business Conduct (this “Code of Conduct”) is to continue to protect and enhance WebMD’s reputation by ensuring that all directors, officers and employees of WebMD and its subsidiaries (which we refer to as “WebMD”), everywhere, understand how WebMD defines proper business conduct. The revisions we have made to our Code of Conduct reflect the evolution of our businesses, as well as changes in applicable laws and regulations, including those specifically relating to codes of conduct of public companies. Protecting our ethical corporate culture is not only the right thing to do — it’s also good business. Customers and business partners judge us by our conduct, as well as by our products and services. Stockholders and other investors want to be associated only with companies that meet high standards for honesty, integrity, and public responsibility.

         The consequences of not complying with this Code of Conduct can be severe — ranging from ruining your reputation and your career to possible criminal prosecution and incarceration. This may sound harsh, but it is the reality of not adhering to acceptable standards in the conduct of your job. Illegal and unethical conduct will also result in disciplinary action, which may include termination. It is not an excuse that a person’s questionable conduct was intended to “benefit” the company or was done with good intentions.

         If you become aware of a possible violation of this Code of Conduct or behavior that could be incompatible with its spirit or that looks improper, we expect you to report it to the Compliance Officer referred to in this Code of Conduct, our General Counsel, our Chief Financial Officer or one of the senior officers in our Human Resources Department. Your supervisor or your Human Resources manager can help you make the report. We have also provided for an independent company to provide an Ethics and Compliance Hotline that allows you to make reports anonymously by telephone. A brochure containing the toll-free number and instructions is being distributed with this Code of Conduct.

         Please read this Code of Conduct carefully and refer to it often. It is your responsibility to understand what is expected of you. If there is something you are unclear about or if you are not sure what is required in a particular situation, don’t guess at the answer. Ask for help from one of the many sources listed in the Code of Conduct.

ROGER C. HOLSTEIN
Chief Executive Officer

MARTIN J. WYGOD
Chairman of the Board of Directors

JAMES V. MANNING
Chairman of the Audit Committee of the
Board of Directors

I. GENERAL STATEMENT OF POLICY

          WebMD’s policy is to conduct business in an honest and ethical manner and in accordance with the laws that apply to it

         WebMD seeks to be a good corporate citizen and to achieve its business goals in a manner that enhances its reputation for integrity. In order to do that, all WebMD directors, officers and employees must act in an honest and ethical manner and in accordance with law. We have instituted this Code of Conduct as part of our efforts:

•	to prevent unethical or unlawful behavior, and

•	to stop such behavior as soon as reasonably possible after its discovery.

         WebMD expects you to follow this Code of Conduct and to report any violations you become aware of

         Under this Code of Conduct, every WebMD director, officer and employee, regardless of job, title or level of responsibility:

•	is responsible for his or her own actions with respect to proper business conduct and behavior, and

•	if he or she sees or becomes aware of unethical or unlawful activity, is obligated to report such activity immediately to the Compliance Officer for this Code of Conduct (described in Section III.C. below), our General Counsel, our Chief Financial Officer or one of the senior officers in our Human Resources Department.

Your supervisor or your Human Resources manager can help you make the report. See also Section III.B.2 below for information about reporting violations anonymously through our Ethics and Compliance Hotline.

         We also expect our contractors and consultants to be guided by these standards.(1) It is the responsibility of any WebMD employee retaining such persons to make sure that they are aware of this Code of Conduct and follow its principles in their work for WebMD.

         Violations of this Code of Conduct will lead to disciplinary action

         To ensure compliance with this Code of Conduct, WebMD will investigate and take such action as it determines necessary to protect its best interests. In those cases where violations have occurred, disciplinary action will be taken — ranging from reprimand to termination. Violators may also be subject to criminal prosecution or civil lawsuits.

(1)The terms “WebMD employee” and “WebMD personnel,” as used throughout this Code of Conduct, are generally intended to include — in addition to directors, officers and employees (full-time and part- time) of WebMD — contractors, consultants and similar persons providing services at WebMD’s direction. In some cases, implementation of the principles contained in this Code of Conduct may be different for third party service providers, depending on the scope and nature of the services provided. For example, certain “conflicts of interest” that would not be acceptable for an employee may be acceptable for a contractor, depending on the nature of the specific relationship. Please consult the Legal Department or the Compliance Officer for guidance.

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         Violations of WebMD’s other policy statements may also be a violation of this Code of Conduct

         WebMD has other policy statements designed to assist WebMD and its employees in complying with applicable law and meeting appropriate standards of conduct, including:

•	the Policy Regarding Insider Trading, Tipping and Other Wrongful Disclosures,
•	the Communications Policy,
•	the Electronic Communications Policy,
•	the HIPAA Privacy Policies, and
•	the Employee Handbook.

Failure to comply with those policy statements will, in many cases, also be a violation of this Code of Conduct. In addition, WebMD’s Finance Department, Legal Department, Human Resources Department and our operating units have adopted, and may in the future adopt, other written policies and procedures relating to the conduct of WebMD’s business, the documenting of transactions, record keeping and related matters. Employees must comply with those policies and procedures and failure to do so will generally also be a violation of this Code of Conduct.

USE GOOD JUDGMENT — DON’T IGNORE YOUR INSTINCTS

FOUR QUESTIONS TO ASK YOURSELF:

•	Do my actions meet the letter of the law or rule but violate its spirit?

•	Would failing to act make the situation worse or allow a “wrong” to continue?

•	How would my actions look if they were reported on the front page of the newspaper?

•	Would we lose customers if this action were known to them?

FOUR WARNING SIGNS. If you hear yourself or someone else say:

•	“Everybody does it”

•	“Maybe just this once”

•	“No one will ever know”

•	“It won’t matter in the end”

STOP and think through the situation carefully, seek guidance, and take the time necessary to reach the right result.

WEBMD CODE OF BUSINESS CONDUCT – PAGE 3

II. GUIDELINES FOR EMPLOYEE CONDUCT

          Part II of our Code of Conduct provides guidelines for you to follow in dealing with some specific ethical and legal issues. Some of these guidelines are clear rules that you must follow — “do’s and don’ts” for specific situations. On the other hand, ethical issues often involve balancing competing interests and making value judgments. As a result, many of these guidelines provide general principles that must be applied by you based on the facts you are faced with. Sometimes applying those principles will be easy, and the proper business conduct will be clear. However, we often face complicated issues, where the right path to take may not be obvious or where there may be differences of opinion regarding proper conduct. It is each employee’s responsibility to work through those issues, seek appropriate advice and reach an answer that meets high ethical standards. The people described below are available to help you. They will be happy to answer your questions or to assist you in seeking advice from other appropriate members of WebMD management.

How to Get Your Questions Answered

         Whenever you have questions about the requirements of this Code of Conduct or how they apply to your job, you should call one or more of the following persons:

•	your manager or supervisor,
•	the head of your business unit or department,
•	your Human Resources manager or other members of our Human Resources Department,
•	the Compliance Officer, and
•	the General Counsel or other members of the Legal Department.

In addition, for questions relating to financial reporting, accounting and related matters, you may contact the Chief Financial Officer or other members of the Finance Department.

Selected Contact Information

         Our Compliance Officer is Lewis Leicher, an Assistant General Counsel. He can be reached at 858-759-6008 or lleicher@webmd.net.

         Our General Counsel, who heads our Legal Department, is Charles Mele. He can be reached at 201-703-3426 or cmele@webmd.net.

         Our Chief Financial Officer, who heads our Finance Department, is Andrew Corbin. He can be reached at 201-398-2653 or acorbin@webmd.net.

         Our Senior Vice President, Human Resources is James Young. He can be reached at 201-398-2621 or jyoung@webmd.net.

         Our Human Resources counsel is Bonnie Klugman. She can be reached at 201-703-3464 or bklugman@webmd.net.

         Our Chief Privacy Officer is Jack Scheffel. He can be reached at 201-703-3476 or jscheffel@webmd.net.

WEBMD CODE OF BUSINESS CONDUCT – PAGE 4

A.	You may not use funds or assets of WebMD for any unlawful or unethical purpose or for personal gain

         The use of the funds or assets of WebMD for any unlawful or unethical purpose, including any political or commercial bribery, is prohibited. In addition, no person may use his or her position in WebMD or any funds or assets of WebMD (including WebMD confidential information) for his or her personal gain.

•	WebMD’s policy is to forgo any business that can be obtained only by making improper or illegal payments or kickbacks

—	No payment or gift shall be offered or made to a government official to influence any discretionary decision by such person in his official capacity. Should any such gifts or payments be requested, our Legal Department should be contacted immediately. Giving any gifts — even gifts or entertainment of nominal value — to government officials is highly regulated and often illegal.

—	No payment shall be offered or made to an employee or representative of an existing or potential customer or other business partner to influence any business decision by such person. Should any such payments be requested, our Legal Department or the Compliance Officer should be contacted immediately.

■	In circumstances where it would not violate any other WebMD policy and would not create an appearance of impropriety or be considered a business inducement, you may provide non-monetary gifts or entertainment in accordance with the policies and procedures and monetary limits applicable to your business unit and job responsibilities. In general, such gifts or entertainment must be of nominal value.

■	Business meals with customers or other business partners are permitted and expenses for those meals will be reimbursed in accordance with applicable expense reimbursement policies.

•	Subterfuge of any kind in making payments or other use of WebMD assets is forbidden

—	No payment by a third party on behalf of WebMD may be authorized with the intention that any part of it is to be used for any unlawful purpose.

—	No payment or other use of assets or funds by WebMD may be offered or made for a purpose other than that described by the records supporting the payment.

•	You may not accept payments or gifts that obligate you with respect to WebMD business matters

—	Gifts of any type or amount may never be solicited from suppliers, customers or other business partners.

—	Any form of a gift that obligates a WebMD employee to act in a particular manner with regard to WebMD’s business is a bribe and is not allowed, regardless of its value. In addition, you may not accept cash gifts, regardless of amount.

■	If a supplier, customer or other business partner offers a WebMD employee a bribe, kickback or other improper payment, the employee should report the attempt to the Compliance Officer, the General Counsel or the Chief Financial Officer.

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—	Employees may accept gifts of nominal value ordinarily used for sales promotion (for example, calendars, appointment books, pens, etc.).

—	Ordinary “business lunches” or reasonable entertainment consistent with local social and business custom may also be permissible if reasonable in cost and frequency.

If an employee receives a gift that does not fall in the nominal category, it must be reported to the employee’s supervisor and returned or, if return of the gift is not practical, it should be given to WebMD for charitable disposition or such other disposition as may be appropriate. Please note that it is not WebMD’s desire for its employees to appear unfriendly or unsociable. However, it is WebMD’s policy to avoid any actions that may throw doubt on the integrity or motivation of our employees or our company.

•	Do not advance personal interests at the expense of WebMD

—	You may not take for yourself any opportunity for financial gain that you find out about because of your position at WebMD or through the use of company property or information, unless WebMD’s Board of Directors or Chief Executive Officer has made a decision to forego the opportunity.

—	See below, under “Conflicts of Interest Policy” for additional policies that apply.

•	Protect WebMD property and assets and ensure their proper use

—	WebMD employees must protect WebMD’s property and assets from loss, waste, damage or theft and must use them only for legitimate business purposes.

■	WebMD’s assets include funds, investments, facilities, equipment, proprietary information, technology, business plans, ideas for new products and services, trade secrets, inventions, copyrightable materials and client lists.

■	Unless otherwise prohibited by an employee’s supervisor, limited and reasonable incidental use of WebMD telephone, computer or similar equipment is permitted, so long as it does not interfere with business use and is in compliance with all other applicable WebMD policies.

—	Any employee found to be engaging in, or attempting, theft of any property of WebMD or any personal property of other WebMD employees will be subject to termination and possible civil and criminal proceedings. All employees have a responsibility to report any theft or attempted theft to appropriate WebMD management.

—	See below, under Section II.F., “Protection of WebMD Proprietary Information” for additional policies that apply.

B.	Conflicts of Interest Policy

1.	Failure to disclose a conflict of interest is a violation of this Code of Conduct

         We expect our employees to be free from any influence that is inconsistent with their obligations to WebMD. There are many types of situations that may result in an employee having a conflict of interest or a potential conflict of interest with WebMD. Having a conflict of interest does not necessarily mean you have done something improper — however, the failure to disclose the conflict of interest is a violation of this Code of Conduct.

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         Because there are many different types of conflicts of interest, there are also many different ways they can be resolved. For example, if a conflict arises because a family member of an employee takes a job with a customer of WebMD, WebMD can take steps to make sure that the family member is not in a decision-making position with respect to transactions with that customer. However, those steps cannot be taken unless prompt and complete disclosure has been made. Disclosure should be made to the Compliance Officer or the General Counsel.

2.	Your business dealings on behalf of WebMD should not be influenced, or appear to be influenced, by your personal interests or your relationships with others

         WebMD expects its employees, in their work for WebMD, to act at all times in the best interests of WebMD. Accordingly, employees should remain free from obligations to, or relationships with, any person or company with whom WebMD does business or competes that could interfere with that. In addition, as described above, it is also the duty of employees not to utilize their position with WebMD for personal advantage or gain.

         The rights of WebMD employees will be respected in the conduct of their personal affairs and investments, provided such conduct does not adversely reflect upon WebMD or conflict with its interests. Please note that any employee invited to join a corporate board of directors (whether for a public or private corporation) must obtain the approval of our General Counsel prior to accepting such position.

         Please note that this Conflicts of Interest Policy is directed only to interests of a business or financial nature. It is not intended to cover political, civic or charitable activities, or professional organizations, in which employees are encouraged to participate. However, your supervisor’s approval should be secured in advance if there is a possibility that such outside activities might interfere with normal duties and responsibilities to WebMD.

3.	The following are examples of conflict of interest situations:

         While it is not possible to describe all situations and conditions that might involve a conflict of interest, the following examples indicate areas where conflicts may arise:

•	Financial interests in competitors, customers, vendors, or contractors. Where an employee, close relative (such as a member of his or her family, household, in-laws, etc.), or any other person with whom the employee has a close personal relationship, has a direct or indirect financial interest in an organization which does business with or is a competitor of WebMD, a conflict of interest may exist. Such a conflict is unlikely if the financial interest consists of holdings of less than one percent of any class of securities in a widely held corporation listed on a recognized stock exchange, or regularly traded on an over-the-counter market, or if WebMD’s transactions with that corporation would not tend to either affect the value of such securities or contribute materially to its earnings. However, depending on the circumstances, a conflict of interest might exist, even if the amount of holdings in such corporation is less than one percent, where the employee is in a position to control or influence WebMD’s decisions or actions with respect to a transaction with such corporation. In addition, if the investment or interest by the employee, close relative, or any other person with whom the employee has a close personal relationship, is in a small organization doing business with WebMD, a conflict of interest is likely in view of the possible relative importance of the transaction to such an organization.

•	Serving in the management of customers, vendors, contractors, or competitors. Where an employee serves as director, officer, or in any other management or

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consulting capacity with, or renders other services to another organization which does or is seeking to do business with WebMD, or which is a competitor, a conflict of interest will normally exist.

•	Transactions with contractors, customers, or vendors of WebMD. Where an employee, close relative, or any other person with whom the employee has a close personal relationship, buys, sells, or leases (other than on behalf of WebMD) any kind of property, facilities, services, or equipment from or to any person or organization which is, or is seeking to become, a contractor, customer, or vendor of WebMD, a conflict of interest may arise.

—	A conflict would not normally exist, however, in cases of routine personal purchases, sales, or leases made in the ordinary course from or to a large established company, such as for the employee’s personal household needs.

—	On the other hand, if the employee, as part of the job responsibilities with WebMD, is in a position to make or influence decisions pertaining to transactions with such a company, a potential conflict of interest might exist, depending on the circumstances, if he or she has any private transactions with that company.

•	Transactions with WebMD. Any proposed business transaction between WebMD itself and an employee (other than those relating to the employee’s employment or services as an employee), close relative, or any other person with whom the employee has a close personal relationship would generally involve or lead to a conflict and must be fully disclosed to appropriate management in advance and requires approval by the Legal Department or, in the case of a director, executive officer or Senior Financial Officer, approval of the Audit Committee. The officers who are “Senior Financial Officers” for purposes of this Code of Conduct are our principal financial officer, comptroller or principal accounting officer and persons performing similar functions.

•	Corporate opportunity. Where an employee, close relative, or any other person with whom the employee has a close personal relationship, participates in any personal venture or transaction involving any existing or potential business activity or opportunity in which WebMD has an expressed interest or is of the type that WebMD would be expected to consider, a conflict of interest may be present, particularly if the employee is aware of WebMD’s interest, unless WebMD’s Board of Directors or Chief Executive Officer has made a decision to forego the opportunity.

The above examples are not intended to be an all-inclusive list of possible conflicts. In addition, there are other situations which, while not clear-cut conflicts of interest, are, nevertheless, inconsistent with the high standards of business ethics that all WebMD employees are expected to follow. As noted above, you should disclose any conflicts of interest or potential conflicts of interest to the General Counsel or the Compliance Officer.

C.	Policy Regarding Financial Reporting and Recordkeeping

         It is WebMD’s policy that filings that WebMD makes with the Securities and Exchange Commission and other public communications made by WebMD comply with applicable disclosure laws and regulations and NASDAQ Stock Market listing requirements, including those relating to accuracy, completeness and timeliness. WebMD’s Senior Financial Officers and its Chief Executive Officer have direct responsibility for compliance with this policy. Certain members of the Legal, Finance and Investor Relations Departments have job responsibilities

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specifically related to those disclosure requirements and work closely with the Senior Financial Officers and the Chief Executive Officer to assist them in meeting their responsibilities. In addition, all WebMD employees are expected to support these efforts, including by providing prompt and accurate answers to inquiries from these officers and employees relating to disclosure requirements, and are required to act in accordance with the following policies:

1.	Unauthorized transactions and illegal or improper recordkeeping are not permitted

•	Business transactions shall be reported promptly and accurately in order to permit the preparation of accurate financial and other records.

•	Business transactions shall be executed only by employees authorized to do so.

•	Business transactions shall be evidenced by full and complete written agreements in accordance with policies and procedures approved by the Legal Department and the Finance Department.

•	Acquisitions or dispositions of assets and other transactions are permitted only with authorization by the appropriate management levels.

•	Employee are prohibited from knowingly making untrue or misleading statements to WebMD’s independent auditors or internal auditors or causing anyone else to do so and no employee may seek to improperly influence, directly or indirectly, the auditing of WebMD’s financial records.

•	WebMD data transmitted and/or stored electronically shall be protected from errors, disasters, misuse, unauthorized access, and fraud.

2.	No employee may create or participate in the creation of any records that contain false information or that are intended to mislead anyone or conceal anything that is improper

         To ensure that records accurately and fairly represent all business transactions:

•	All assets and transactions must be recorded in normal books and records.

•	No unrecorded funds shall be established or maintained for any purpose.

•	All expense reports must accurately reflect the true nature of the expense.

•	Oral and written descriptions of transactions, whether completed or contemplated, provided to those responsible for the preparation or verification of financial records must be accurate.

If an employee becomes aware of any improper accounting or financial reporting practice or any improperly recorded or documented transaction, he or she should report the matter immediately to the Chief Financial Officer, the General Counsel, the Compliance Officer or one of the senior officers in our Human Resources Department. See also Section III.B.2 below, for information about reporting anonymously through our Ethics and Compliance Hotline.

D.	Policy Regarding Governmental Investigations

         It is the policy of WebMD to fully cooperate with any government investigation. However, WebMD should have the opportunity to be adequately represented in such investigations by its own legal counsel. Accordingly, if employees obtain information that would lead them to believe that a government investigation or inquiry is underway, this information should be communicated immediately to the Legal Department. Sometimes, it is difficult to tell when a routine government

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audit or inspection graduates into a government investigation. We must rely on the common sense and alertness of all of our employees for making this important determination. If in doubt, employees should consult with the Legal Department.

         Appropriate handling of government investigations is very important for our company, its management, and for all employees. Many federal laws regulating the conduct of our business, including antitrust, securities, privacy, OSHA, environmental, tax, and financial laws, contain civil and criminal penalties. The criminal penalties may apply to the corporation and to those individuals within a company who actually took the actions that violated the law or failed to take actions that resulted in a violation of the law. In some government investigations, the company’s lawyers can protect the interest of both WebMD and its employees. In some cases, there may be a conflict of interest between WebMD and individual employees, and individual employees may need their own legal counsel.

         Employees should never, under any circumstances:

•	destroy or alter any documents in anticipation of a request for those documents from any government agency or a court,

•	lie or make any misleading statements to any government investigator, or

•	attempt to cause any other company employee, or any other person, to fail to provide information to any government investigator or to provide any false or misleading information.

         The law guarantees all of us a right to be represented by legal counsel during any investigation or inquiry by any government agency. In view of the extremely technical nature of these government investigations, we feel that the company itself should be represented and that all of our employees should be made aware of the opportunity for such representation. This applies any time any government investigator wants to ask questions about individual employee activities.

         Employees also have this right if the questions are asked off company property — such as at your home during the evening. There is no reason any individual should not be allowed sufficient time to consult with legal counsel before answering questions from governmental investigators that may subject that employee to individual criminal or civil liability.

         Should any government inquiry arise through the issuance of a written subpoena or written request for information (such as a Civil Investigative Demand) such request should immediately, and before any action is taken or promised, be submitted to our Legal Department.

E.	Compliance with Laws

1.	Know, respect and comply with all laws, rules and regulations applicable to the conduct of WebMD’s businesses

         Many laws and regulations apply to WebMD and its businesses. Responsibility for compliance with law is part of everyone’s job description. This section of the Code of Conduct is intended to highlight some of the legal issues that confront us. Many of the laws applicable to WebMD’s business are complex and evolving. WebMD does not expect its employees to be experts on these laws — but we do expect you to:

•	make the effort to understand the laws and company policies that apply to your specific job responsibilities,

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•	review educational materials provided to you and participate in all required training programs, and

•	ask questions of and seek advice from our Legal Department and be guided by the advice received.

The remainder of this section discusses some specific types of laws that apply to some or all of our businesses.

         2.     Privacy Laws. In the course of our business, we may come into the possession of individually identifiable health information or other confidential information of individuals. This is an area that is highly regulated, with evolving legal standards that place various obligations on WebMD and its employees regarding maintenance of the confidentiality of such information.

•	WebMD’s HIPAA Privacy Policies govern how WebMD uses and discloses certain kinds of health information that is protected under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and its implementing Privacy Rule regulations.

•	In addition, we may be subject to additional contractual obligations with respect to maintaining the confidentiality of such information.

•	Finally, we have Privacy Policies posted on our Web sites that set forth standards regarding our use of information collected through those sites.

Whenever a question arises as to the application of privacy laws or regulations, WebMD employees should seek advice from our Chief Privacy Officer or other attorneys in the Legal Department and be guided by the advice received.

         3.     Antitrust Laws. The objective of the antitrust laws and other laws governing competition is to promote vigorous competition by prohibiting competitors from sharing certain information or working together in certain ways that reduce competition. WebMD’s policy is that all personnel comply with all applicable antitrust laws and other laws governing competition. WebMD employees should consult with the Legal Department whenever any question arises as to the possible application of the laws governing competition and be guided by the advice received.

         You should be aware that serious legal consequences, including in some cases criminal fines and penalties, may result from agreements or understandings with competitors, including any such agreements:

•	to set or control prices,
•	to allocate customers or territories,
•	on bidding terms or whether or not to submit a bid for particular business or types of business, and
•	to boycott customers or suppliers.

Certain other types of communications with competitors and certain ways of working together with competitors are permitted under the antitrust laws, but you should consult with a member of the Legal Department before any meetings or discussions with competitors and should report back to the Legal Department on the substance of any meetings or discussions that are held. An example of the type of action that generally is permitted, under Legal Department supervision, is participation by appropriate WebMD representatives in industry associations or trade groups.

         4.     Anti-Kickback Law. In the United States, there are federal and state healthcare laws called Anti-Kickback Laws that prohibit the offering of anything of value to a person that is

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intended to influence that person to recommend or purchase a healthcare product or service that may be reimbursed by Medicare or Medicaid or state healthcare benefit programs. This is to ensure that a healthcare provider’s decision about a choice of treatment or product for his or her patient not be influenced by motives of personal gain or enrichment. This law may apply to some of our businesses, either directly or through our relationships with customers, suppliers or other business partners. It is our policy to cooperate with our customers in their efforts to comply with law. Whenever a question arises as to the application of healthcare laws or regulations and whenever a customer, supplier or other business partner seeks our assistance in their compliance efforts, WebMD employees should seek advice from the attorneys in the Legal Department and be guided by the advice received.

         5.     Other Healthcare Laws. There are various other healthcare laws that may apply to our businesses, either directly or through our relationships with customers. These laws cover areas that include:

•	reducing fraud and abuse in federal healthcare programs (Medicare and Medicaid),
•	eliminating the improper influence of financial incentives on medical judgment,
•	protecting patients and improving the quality of healthcare services, and
•	reducing the cost of healthcare.

It is WebMD policy to cooperate with our customers, suppliers and other business partners in their efforts to comply with law. Whenever a question arises as to the application of healthcare laws or regulations and whenever a customer, supplier or other business partner seeks our assistance in their compliance efforts, WebMD employees should seek advice from the attorneys in the Legal Department and be guided by the advice received.

F.	Protection of WebMD Proprietary Information

         Proprietary information developed or acquired by WebMD and not freely available to others is a valuable asset that must be protected against theft or inadvertent loss. Improper disclosure could destroy the value of such information to WebMD and substantially weaken our competitive position.

         Various types of proprietary information include trade secrets, as well as other technical, financial, and business information, which WebMD either wishes to keep confidential or is under an obligation to keep confidential. For example, such proprietary information may concern products or services developed or being developed by WebMD, research results, cost data, marketing strategies, financial budgets, and long range plans. All such information, at the time of development or acquisition, should be clearly identified and marked “Confidential”.

         For protection of proprietary information, WebMD necessarily must and does rely primarily on the loyalty, integrity, good faith, and alertness of its employees. The understanding of this relationship is confirmed by requesting execution of an agreement containing non-disclosure covenants and other provisions designed to protect WebMD’s proprietary information. Upon leaving WebMD, the obligation to safeguard WebMD’s proprietary information continues.

         The disclosure of WebMD’s proprietary information to persons outside WebMD must be limited to those who have a strict “need-to-know”; that is, WebMD’s need for the outside parties to know. Any such disclosure must be made under conditions which impose an enforceable obligation on the outside parties neither to disclose nor use the information in an unauthorized manner.

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         Even within WebMD, the disclosure of proprietary information should be limited to those WebMD employees who have a need for the information in order to fully perform their jobs.

         The Legal Department is available to assist employees in the legal aspects of protecting WebMD proprietary information.

G.	Corporate Political Activity

         WebMD recognizes that, in order for political systems to function properly, participation by citizens in civic and political affairs is a necessary and desirable undertaking. In this regard, it is the policy of WebMD to encourage its employees to participate actively in the political process, to be informed on public issues and on the positions and qualifications of public officials and candidates for public office, and to support, through personal financial and other assistance, candidates, and parties of their choice. It is WebMD’s policy to comply fully with applicable laws regulating corporate political activities.

         In the United States, WebMD may, in accordance with applicable federal, state, and local law, establish voluntary political action committees to which employees may contribute and which are independent of any political party, organization, or candidate. Contributions may be made from these committees to federal, state, and local candidates as permitted by federal and state law.

         Employees’ contributions to such committees will at all times be absolutely voluntary. Participation or non-participation will have no effect on the employment, promotion, or compensation of any employee. Any employee who feels pressured to contribute to any political fund, against his/her wishes, is urged to report the facts to the Compliance Officer, the General Counsel, the Chief Financial Officer or one of the senior officers in our Human Resources Department.

         In the United States, WebMD may make corporate campaign contributions to state or local political parties, political committees, or candidates for elective public office in those states where such contributions are legal.

         There will be no corporate contributions which assume a second-step transaction which will benefit a party, candidate, or committee not otherwise legally permitted to receive corporate funds. In addition, WebMD does not pay honoraria to public officials in any country, including federal office holders in the United States. Exceptions are made on rare occasions for state office holders in the United States where permitted by law and where the recipient appears at WebMD affairs or to meet with WebMD personnel. Payment of the honoraria must have received the prior written approval of the General Counsel.

         Although political contributions by corporations are lawful in some countries, it is WebMD’s policy not to contribute financially to political parties or candidates outside of the United States under any circumstances.

         As a corporate citizen, and consistent with WebMD policies, WebMD may also express its views on public issues affecting WebMD, its stockholders and employees, or the geographic areas in which it operates. In the United States, WebMD may, in accordance with applicable law, (1) express its views on and provide financial assistance in support of or in opposition to public issues and elections such as bond issues, tax proposals, governmental reorganizations, referenda, and other propositions, and (2) supply personnel, support, and assistance to governmental units or associations. Recommendations for financial or other assistance are to be submitted to the General Counsel and are to be reviewed by the Legal Department to determine

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compliance with applicable law. Such assistance must be approved by the General Counsel and the Chief Financial Officer.

         It is against WebMD policy, and may also be illegal, for any employee to include, directly or indirectly, any political contribution that the employee may desire to make on the employee’s expense account or in any other way which causes WebMD to reimburse the employee for that expense. In general, the cost of fund-raising tickets for political functions are considered political contributions. Therefore, including the cost of any such fund-raising dinner on an expense account, even if business is, in fact, discussed, is against WebMD policy and possibly illegal.

         The political process is highly regulated. You should consult with the WebMD’s Legal Department before doing anything that could be construed as involving WebMD in any political activity.

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III. COMPLIANCE AND ENFORCEMENT

A.	Certification

         WebMD may require certification, from time to time, from some or all of its employees regarding their compliance with this Code of Conduct, including their compliance with respect to disclosure requirements set forth in Section II.B above for conflicts of interest. WebMD relies on the accuracy and completeness of these certifications. If you are asked to provide a certification, please make sure to complete the form carefully and sign and return it promptly.

B.	Reporting Violations of this Code of Conduct

1.	Reporting known or suspected violations of this Code of Conduct or any legal or ethical obligations is the responsibility of every WebMD employee

         If you suspect or believe that another WebMD employee (including part-time and temporary employees), consultant or contract worker, or a WebMD business unit is violating the law or WebMD’s policies or is engaging in activities on WebMD’s behalf that otherwise could damage WebMD’s reputation, you must report this to the Compliance Officer, the General Counsel, the Chief Financial Officer or one of the senior officers in our Human Resources Department. In addition, you are encouraged to raise any other issues or concerns you may have relating to compliance matters and ethical business practices, whether or not specifically addressed in WebMD’s formal policies. Do not assume that “senior management already knows” or that someone else will make the report. Your supervisor or your Human Resources manager can help you make the report.

         All reports shall be treated confidentially to the extent possible consistent with fair and rigorous enforcement of this Code of Conduct. We don’t expect you to enjoy the prospect of informing on others; however, we must take steps to prevent and detect criminal or unethical conduct in order to avoid jeopardizing the welfare of WebMD and all of its employees, customers, and investors. Please note that you should not conduct your own investigation of any suspected violation without the prior authorization by the General Counsel. Instead, immediately report your suspicions to the Compliance Officer, the General Counsel, the Chief Financial Officer or one of the senior officers in our Human Resources Department. Any reports that relate to accounting, auditing, internal auditing, financial reporting, disclosure practices, or securities law matters will be presented to the Audit Committee of the Board of Directors.

2.	You may make reports anonymously if you choose to do so

         WebMD has retained an independent company to provide an Ethics and Compliance Hotline that allows you to make reports anonymously by telephone. A brochure containing the toll-free number and instructions is being distributed with this Code of Conduct. You do not need to give your name to use the Hotline. The Hotline provider will forward reports made to it to the Compliance Officer. You may also make anonymous reports by writing to the Compliance Officer at the address provided below. Any reports made to the Compliance Officer or through the Hotline that relate to accounting, auditing, internal auditing, financial reporting, disclosure practices, or securities law matters will be presented to the Audit Committee of the Board of Directors.

3.	Non-Retaliation Policy

         Our commitment to conducting business in accordance with legal and ethical obligations requires an environment that allows employees to report known or suspected violations without fear of retaliation or retribution. No WebMD employee should be discouraged from using any

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available channel to raise his or her concerns. It is WebMD’s intent to foster an environment where employees will choose whichever method they are most comfortable with to communicate their concerns.

NON-RETALIATION POLICY

         WebMD is committed to providing a workplace conducive to open discussion of its business practices. It is our policy to protect employees who make reports, in good faith, of potential violations of our Code of Business Conduct, the policies in our Employee Handbook, other company policies or applicable law. In addition, it is our policy to comply with all applicable laws that protect employees against unlawful discrimination or retaliation by their employer as a result of their lawfully reporting information regarding corporate fraud or other violations of law by WebMD or its employees.

         Any employee who retaliates against another employee for reporting problems will be subject to disciplinary action, which may include termination of employment. If an employee believes that he or she has been subjected to any action that violates this Non-Retaliation Policy, he or she should file a complaint with the Compliance Officer, the General Counsel, the Chief Financial Officer or the Human Resources Department. This Non-Retaliation Policy applies even if an allegation that was made in good faith ultimately turns out to be groundless. However, employees who file reports or provide evidence that they know to be false or without a good faith belief in the truth of such information will not be protected by this Non-Retaliation Policy and may be subject to disciplinary action, including termination of their employment.

C.	Compliance Officer

         The Audit Committee of the Board of Directors of WebMD has appointed a Compliance Officer to assist in the implementation of this Code of Conduct. The current Compliance Officer is Lewis Leicher, an Assistant General Counsel. He can be reached at 858-759-6008. You may also reach him at lleicher@webmd.net or by writing to: WebMD Corporation, 16092 San Dieguito Road, P.O. Box 676306, Rancho Santa Fe, CA 92067-6306.

D.	Amendments, Waivers and Interpretations

         While many of the policies set forth in this Code of Conduct must be strictly adhered to and no exceptions allowed, in other cases, some waivers or exceptions may be possible. For example, a minor conflict of interest can sometimes be resolved simply by disclosing the possible conflict to all interested parties and making sure the person with the conflict is not involved in decision-making in areas of conflict.

         Any employee who believes that an exception to any of these policies is appropriate in his or her case should contact his or her immediate supervisor first. If the immediate supervisor agrees that an exception is appropriate, you should contact the Compliance Officer, who will coordinate seeking the approval of the General Counsel or, in the case of an executive officer or a Senior Financial Officer, the approval of the Audit Committee.

         The General Counsel is responsible for interpreting and applying this Code of Conduct to specific situations in which questions may arise and granting any waivers, except with respect to interpretations, applications and waivers involving executive officers, Senior Financial Officers or directors, for which the the Board of Directors or, to the extent permitted by law or the listing

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standards of The NASDAQ Stock Market, the Audit Committee or another duly authorized committee of the Board of Directors shall be responsible. To the extent required by law or the listing standards of The NASDAQ Stock Market, any such waivers for Senior Financial Officers, executive officers or directors shall be disclosed publicly.

         This Code of Conduct may be amended by the Board of Directors, the Audit Committee or another duly authorized committee of the Board of Directors. To the extent required by law or the listing standards of The NASDAQ Stock Market, any such amendments shall be disclosed publicly.

E.	Investigation of Suspected Violations

         WebMD policy allows the use of any lawful method of investigation that the company deems necessary to determine whether a person has engaged in conduct that interferes or adversely affects its business. All employees are expected to cooperate in the investigation of any alleged violation of this Code of Conduct and/or applicable law. It is imperative, however, that even a preliminary investigation of any suspected violation NOT be conducted without consulting with the Compliance Officer or seeking the assistance and guidance of the General Counsel. Following the completion of the investigation, appropriate members of senior management will determine appropriate action.

F.	Disciplinary Actions

         Violations of this Code of Conduct will result in disciplinary action, which may include termination, reprimands, warnings, suspensions with or without pay, demotions, or salary reductions. Violators may also be subject to civil or criminal prosecution. Disciplinary actions may also extend to a violator’s manager if WebMD determines that the violation involved the participation of the manager or resulted from the manager’s lack of diligence in enforcing compliance with this Code of Conduct.

         WebMD will document disciplinary actions taken against its personnel for violations of this Code of Conduct. Such documentation will be included in the individual’s personnel files. In reviewing the appropriate disciplinary action imposed for a violation of this Code of Conduct, senior management shall take into account the following factors:

•	the nature of the violation and the ramifications of the violation to WebMD,
•	whether the individual was directly or indirectly involved in the violation,
•	whether the violation was willful or unintentional,
•	whether the violation represented an isolated occurrence or a pattern of conduct,
•	whether the individual in question reported the violation,
•	whether the individual withheld relevant or material information concerning the violation,
•	the degree to which the individual cooperated with the investigation,
•	if the violation consisted of the failure to supervise another individual who violated this Code of Conduct, the extent to which the circumstances reflect inadequate supervision or lack of due diligence,
•	if the violation consisted of retaliation against another individual for reporting a violation or cooperating with an investigation, the nature of such retaliation, and
•	the individual’s past violations, if any.

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